Exhibit 99.1

AKARI THERAPEUTICS, PLC

Quarterly Report For the Period Ended March 31, 2017

TABLE OF CONTENTS

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of March 31, 2017 (Unaudited) and December 31, 2016	2

Condensed Consolidated Statements of Comprehensive Loss for the Three Months Ended March 31, 2017 (Unaudited)	3

Condensed Consolidated Statement of Changes in Shareholders’ Equity for the Three Months Ended March 31, 2017 (Unaudited)	4

Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2017 (Unaudited)	5

Notes to Condensed Consolidated Financial Statements - Unaudited	6-14

Management’s Discussion and Analysis of Financial Condition and Results of Operations	15-18

1

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2017 and December 31, 2016

(in U.S. Dollars, except share data)

	March 31, 2017	December 31, 2016
	(Unaudited)
Assets

Current Assets:
Cash and cash equivalents	$24,919,058	$34,098,812
Short-term investments	10,021,963	10,021,963
Prepaid expenses and other current assets	1,340,897	1,513,006
Total Current Assets	36,281,918	45,633,781

Restricted cash	142,182	142,168
Property and equipment, net	53,892	58,364
Patent acquisition costs, net	38,917	39,365
Total Assets	$36,516,909	$45,873,678

Liabilities and Shareholders’ Equity

Current Liabilities:
Accounts payable	$924,480	$2,214,313
Accrued expenses	1,144,675	1,837,647
Liabilities related to options and warrants	11,994,549	7,662,808
Total Current Liabilities	14,063,704	11,714,768

Other long-term liability	57,198	56,360
Total liabilities	14,120,902	11,771,128

Commitments and Contingencies

Shareholders’ Equity:
Share capital of GBP .01 par value
Authorized: 5,000,000,000 ordinary shares; issued and outstanding: 1,177,693,383 at March 31, 2017 and December 31, 2016, respectively	18,340,894	18,340,894
Additional paid-in capital	91,902,485	90,979,363
Accumulated other comprehensive loss	(325,250)	(280,097)
Accumulated deficit	(87,522,122)	(74,937,610)
Total Shareholders’ Equity	22,396,007	34,102,550
Total Liabilities and Shareholders’ Equity	$36,516,909	$45,873,678

See notes to condensed consolidated financial statements.

2

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three Months Ended March 31, 2017 and March 31, 2016

(in U.S. Dollars)

	Three Months Ended
	March 31 ,	March 31,
	2017	2016
Operating Expenses:
Research and development costs	$6,002,700	$1,499,543
General and administrative expenses	2,280,489	2,352,435
Total Operating Expenses	8,283,189	3,851,978
Loss from Operations	(8,283,189)	(3,851,978)

Other Income (Expense):
Interest income	38,888	30,804
Changes in fair value of option and warrant liabilities – (loss) gains	(4,331,741)	704,335
Foreign currency exchange (loss) gain	(6,759)	154,431
Other expenses	(1,711)	(22,976)
Total Other (Expense) Income	(4,301,323)	866,594

Net Loss	(12,584,512)	(2,985,384)

Other Comprehensive Loss:
Foreign Currency Translation Adjustment	(45,153)	(192,944)

Comprehensive Loss	$(12,629,665)	$(3,178,328)

Loss per common share (basic and diluted)	$(0.01)	$(0.00)

Weighted average common shares (basic and diluted)	1,177,693,383	1,177,693,383

See notes to condensed consolidated financial statements.

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AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY - UNAUDITED

As of and for the Three Months Ended March 31, 2017

(in U.S. Dollars)

	Akari Therapeutics, Plc		Additional	Accumulated Other
	Share Capital		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Capital	(Loss)	Deficit	Total
Shareholders’ Equity, January 1, 2017	1,177,693,383	$18,340,894	$90,979,363	$(280,097)	$(74,937,610)	$34,102,550
Stock-based compensation	-	-	923,122	-	-	923,122
Comprehensive Loss	-	-	-	(45,153)	(12,584,512)	(12,629,665)
Shareholders’ Equity, March 31, 2017	1,177,693,383	$18,340,894	$91,902,485	$(325,250)	$(87,522,122)	$22,396,007

See notes to condensed consolidated financial statements.

4

AKARI THERAPEUTICS, Plc

 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

For the Three Months Ended March 31, 2017 and 2016

(in U.S. Dollars)

	Three Months Ended
	March 31, 2017	March 31, 2016
Cash Flows from Operating Activities:
Net loss	$(12,584,512)	$(2,985,384)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,839	8,594
Stock-based compensation	923,122	816,805
Changes in fair value of the liability for options and warrants	4,331,741	(704,335)
Foreign currency exchange gains	(38,785)	(178,699)
Changes in operating assets and liabilities:
Decrease (increase) in assets:
Prepaid expenses and other current assets	172,515	(524,087)
Decrease in liabilities:
Accounts payable and accrued expenses	(1,984,223)	(3,876,501)
Other liabilities	838	3,031
Total adjustments	3,416,047	(4,455,192)
Net Cash Used in Operating Activities	(9,168,465)	(7,440,576)

Cash Flows from Investing Activities:
Purchase of property and equipment	(5,620)	(42,083)
Net Cash Used by Investing Activities	(5,620)	(42,083)

Effect of Exchange Rates on Cash and Cash Equivalents	(5,669)	(7,285)

Net Decrease in Cash and Cash Equivalents	(9,179,754)	(7,490,484)
Cash and Cash Equivalents, beginning of period	34,098,812	68,919,995
Cash and Cash Equivalents, end of period	$24,919,058	$61,429,511

See notes to condensed consolidated financial statements.

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AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2017

(in U.S. Dollars)

NOTE 1 – Nature of Business

Akari Therapeutics, Plc, (the “Company” or “Akari”), is incorporated in the United Kingdom. The Company is a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases.

The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. Successful completion of the Company’s development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities and achieving a level of revenues adequate to support the Company’s cost structure. There are no assurances that the Company will be able to obtain additional financing on favorable terms, or at all or successfully market its products.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation – The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).  Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These financial statements have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, reflect all adjustments, including normal and recurring adjustments, which the Company considers necessary for the fair presentation of financial information. The results of operations and comprehensive loss for the three months ended March 31, 2017, are not necessarily indicative of expected results for the full fiscal year or any other period.

Principles of Consolidation – The condensed consolidated financial statements include the accounts of the Company and Volution Immuno Pharmaceuticals SA, a private Swiss company, (“Volution”), its wholly-owned subsidiary.

All intercompany transactions have been eliminated.

Foreign Currency – The functional currency of the Company is U.S. dollars as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. Dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in foreign currency exchange gains (losses).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that may affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosure of contingent assets and liabilities. Management’s estimates and judgments include assumptions used in the evaluation of impairment and useful lives of intangible assets (patents), accrued liabilities, deferred income taxes, liabilities related to stock options and warrants, stock-based compensation and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

Fair Value Measurements – The carrying amounts of financial instruments, including cash and cash equivalents, short-term investments, restricted cash and accounts payable approximate fair value due to their short-term maturities.

The Company’s liabilities related to options and warrants relate to equity and debt financing rounds and options related to RPC Pharma Limited (“RPC”), Akari’s majority shareholder, and are recognized on the balance sheet at their fair value, with changes in the fair value accounted for in the Statements of Comprehensive Loss and included in changes in fair value of option/warrant liabilities.

Cash and Cash Equivalents – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of March 31, 2017 and December 31, 2016.

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AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2017

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Short-term investments – Short-term investments consist of certificates of deposit that are expected to be converted into cash within one year.

Restricted cash – Restricted cash is collateral for a letter of credit related to the Company’s office lease.

Prepaid Expenses and Other Current Assets – Prepaid expenses and other current assets consist principally of VAT receivables and prepaid expenses.

Property and equipment, net – Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers, peripheral, and scientific equipment	3
Office furniture and equipment	3

Depreciation expense for the three months ended March 31, 2017 and 2016 was $10,092 and $7,839, respectively.

Long-Lived Assets – The Company reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

Patent Acquisition Costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the three months ended March 31, 2017 and 2016 was $747 and $755, respectively.

Accrued Expenses – As part of the process of preparing the Condensed Consolidated Financial Statements, it requires the estimate of accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s Condensed Consolidated Financial Statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials and professional service fees. In connection with these service fees, the Company’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. In the event that the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, our reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to our judgment. The Company makes these judgments based upon the facts and circumstances known to us in accordance with U.S. GAAP.

Research and Development Expenses – Costs associated with research and development are expensed as incurred. Research and development expenses include, among other costs, personnel expenses, costs incurred by outside laboratories, manufacturers’ and other accredited facilities in connection with clinical trials and preclinical studies. Research and development expense for the three months ended March 31, 2017 and 2016 was $6,002,700 and $1,499,543, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable.

Stock-Based Compensation Expense – Stock-based compensation expense is recorded using the fair-value based method for all awards granted. Compensation costs for stock options and awards is recorded in earnings (loss) over the requisite service period based on the fair value of those options and awards. For employees, fair value is estimated at the grant date and for non-employees fair value is re-measured at each reporting date as required by ASC 718, “Compensation-Stock Compensation,” and ASC 505-50, “Equity-Based Payments to Non-Employees.” Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amount from one balance sheet date to another to changes in fair value of option/warrant liabilities.

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AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2017

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk – Financial instruments that subject the Company to credit risk consist of cash and cash equivalents. The Company maintains cash and cash equivalents with well-capitalized financial institutions. At times, those amounts may exceed insured limits. The Company has no significant concentrations of credit risk.

Income Taxes – The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carry forwards, and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized.  The Company has recorded a full valuation allowance on its deferred tax assets as of March 31, 2017 and December 31, 2016.

Uncertain Tax Positions – The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “Accounting for Uncertainty in Income Taxes,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as income tax expense. As of March 31, 2017 and December 31, 2016, the Company had no uncertain tax positions.

Comprehensive Loss – Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

The following table provides details with respect to changes in accumulated other comprehensive loss, which is comprised of foreign currency translation adjustments, as presented in the balance sheet at March 31, 2017:

Balance January 1, 2017	$(280,097)

Net current period other comprehensive loss	(45,153)

Balance March 31, 2017	$(325,250)

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. On July 9, 2015, the FASB voted to defer the effective date by one year to December 15, 2017 for interim and annual reporting periods beginning after that date.  Early adoption of ASU 2014-09 is permitted but not before the original effective date (annual periods beginning after December 15, 2016). When effective, ASU 2014-09 prescribes either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients; or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures).  The Company does not believe the adoption of this standard will have a material impact on its financial position, results of operations or related financial statement disclosures.

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AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2017

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02”). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of its pending adoption of the new standard on the Consolidated Financial Statements.

NOTE 3 – Fair Value Measurements

Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, short-term investments, restricted cash and accounts payable approximate their fair value due to the short-term maturity of such instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, “Fair Value Measurements and Disclosures” establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 –           quoted prices in active markets for identical assets or liabilities;

Level 2 –          inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 –           unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

	March 31, 2017		December 31, 2016		Fair
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Value Levels
Liability related to RPC options	$11,994,549	$11,994,549	$7,627,970	$7,627,970	3
Liability related to warrants	-	-	34,838	34,838	3
	$11,994,549	$11,994,549	$7,662,808	$7,662,808

In accordance with ASC No. 820, the Company measures its liabilities related to options and warrants on a recurring basis at fair value. The liabilities related to options and warrants are classified within Level 3 value hierarchy because the liabilities are based on present value calculations and external valuation models whose inputs include market interest rates, estimated operational capitalization rates, volatilities and illiquidity. Unobservable inputs used in these models are significant.

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AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2017

(in U.S. Dollars)

NOTE 3 – Fair Value Measurements (cont.)

Upon completion of the acquisition of Volution on September 18, 2015, the Company assumed certain warrants that were issued in connection with several private placements by the Company and certain investors where it sold Ordinary Shares and warrants. Some of the issued warrants contain non-standard anti-dilution terms and accordingly are recorded as liabilities.

	March 31, 2017		December 31, 2016
	Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $	Fair Value Levels	Reference

Cash and cash equivalents	24,919,058	24,919,058	34,098,812	34,098,812	1	Note 2
Short-term investment	10,021,963	10,021,963	10,021,963	10,021,963	1	Note 2
Restricted cash	142,182	142,182	142,168	142,168	1	Note 2
Accounts payable	924,480	924,480	2,214,313	2,214,313	1	-
Liability related to options and warrants	11,994,549	11,994,549	7,662,808	7,662,808	3	Note 4

Warrants to purchase 5,806,280 Ordinary Shares had full ratchet anti-dilution protection (which would be triggered by a share or warrant issuance at less than $0.18945 price share or exercise price per share). As of March 31, 2017 and December 31, 2016, the fair value of the warrants was $0 and $34,838, respectively. The net change in fair value of $34,838 (gain) was recognized as change in fair value of option and warrant liabilities in the Company’s Condensed Consolidated Statement of Comprehensive Loss. The warrants expired on April 4, 2017.

The Company accounts for the liability warrants issued in accordance with ASC 815, “Derivatives and Hedging” as a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company’s Condensed Consolidated Statements of Comprehensive Loss as a change in fair value of option/warrant liabilities.

The fair value of warrants granted was measured using the Binomial method of valuation. Fair values were estimated using the following assumptions for the warrants:

March 31,
2017
Expected dividend yield	0%
Expected volatility	75.37%
Risk-free interest	0.74%
Expected life	0.01 years

In June 2015, the Company raised short-term working capital in the form of loans from shareholders of approximately $3 million with the loans carrying with it, options in RPC, equivalent to 15% of the current outstanding equity issued by RPC. RPC is a private company that is a majority shareholder of the Company. The RPC options were accounted for in accordance with ASC 718, “Compensation – Stock Compensation”. The fair value of the RPC options is estimated using the fair value of Akari Ordinary Shares times RPC’s ownership in Akari Ordinary Shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. The exact terms of these options have not been finalized. In September 2015, the Company recorded a liability to share options for $26 million, allocated $3 million as a loan discount and recorded interest expense over the estimated term of the loan amounting to $3 million recognized in the Condensed Consolidated Statements of Comprehensive Loss as a credit to the loan discount. The remaining $23 million was recorded as a non-cash financing expense in the Condensed Consolidated Statements of Comprehensive Loss during the quarter-ended September 30, 2015.

The fair value of the RPC options was $11,994,549 and $7,627,970 as of March 31, 2017 and December 31, 2016, respectively. The fair value of the RPC options for the three months ended March 31, 2017 increased by $4,366,579 and the change which represents a loss was recognized as change in fair value of option/warrant liabilities in the Condensed Consolidated Statements of Comprehensive Loss. The Company accounts for the RPC options as a liability in accordance with ASC 815-40-25, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and ASC 815-40-15, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock .”

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AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2017

(in U.S. Dollars)

NOTE 3 – Fair Value Measurements (cont.)

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following instruments as of the following dates:

	March 31,	December 31,
	2017	2016
Warrants	$-	$34,838
RPC options	11,994,549	7,627,970
Liabilities related to stock options and warrants	$11,994,549	$7,662,808

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of liabilities related to stock options and warrants
Balance at December 31, 2016	$7,662,808

Changes in values of liabilities related to options and warrants	4,331,741

Balance at March 31, 2017	$11,994,549

NOTE 4 – Shareholders’ Equity

Share Capital – The Company has 5,000,000,000 Ordinary Shares of authorized capital and 1,177,693,383 Ordinary Shares outstanding at March 31, 2017 and December 31, 2016.

Share option plan – In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”) the number of shares that may be issued upon exercise of options under the Plan, shall not exceed 141,142,420 Ordinary Shares. At March 31, 2017, 61,770,222 Ordinary Shares are available for future issuance under the Plan. The option plan is administered by the Company’s board of directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s Ordinary Shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

The following is a summary of the Company’s share option activity and related information for employees and directors for the period ended March 31, 2017:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding as of January 1, 2017	79,372,198	$0.29		8.7	$-
Changes during the period:
Granted	-	$-	$-
Forfeited	-	$-	$-
Options outstanding at March 31, 2017	79,372,198	$0.29		8.6	$-
Exercisable options at March 31, 2017	29,766,705	$0.33		8.5	$-

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AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2017

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

The following is a summary of the Company’s non-vested share options at March 31, 2017 and changes during the three months ended March 31, 2017:

	Number of shares	Weighted average grant date fair value

Non-vested options at December 31, 2016	53,885,712	$0.24
Options granted	-	$-
Options vested	(4,280,220)	$0.18
Non-vested options forfeited	-	$-
Non-vested at March 31, 2017	49,605,492	$0.27

The Company accounts for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts, upon vesting, in general administrative and research and development expenses within its Condensed Consolidated Statements of Comprehensive Loss. The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognize compensation expense in its Condensed Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of peer companies. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The Company measures equity-classified awards at their grant date fair value and do not subsequently remeasure them. The Company has classified its stock-based payments which are settled in common stock as equity-classified awards and share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amounts from one balance sheet date to another to compensation expense. There were no grants in the three months ended March 31, 2017. Below are the assumptions used for the options granted during the three months ended March 31, 2016:

March 31, 2016
Expected dividend yield	0%
Expected volatility	80.71%
Risk-free interest	1.52%
Expected life	6.25 years

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AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2017

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

The following is a summary of the Company’s share options granted separated into ranges of exercise price:

Exercise price (range) ($)	Options outstanding at March 31, 2017	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable at March 31, 2017	Remaining contractual life (years for exercisable options)	Weighted average exercise price ($)
0.08-0.19	24,313,351	9.06	0.15	7,925,054	8.97	0.15
0.32	53,597,347	8.47	0.32	20,545,151	8.47	0.32
0.60-0.75	290,000	6.95	0.72	290,000	6.95	0.72
0.98-1.56	311,500	2.99	1.31	311,500	2.99	1.31
2.00	860,000	6.48	2.00	695,000	6.48	2.00
	79,372,198			29,766,705

During the three months ended March 31, 2017, the Company recorded approximately $923,000 in stock-based compensation expenses for employees and directors. At March 31, 2017, there was approximately $8,034,000 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s share option plans which the Company expects to recognize over 2.5 years.

Warrants to service providers and investors – The warrants outstanding as of March 31, 2017, classified as equity, were issued in connection with several private placements of the Company are as follows:

Grant date	Number of warrants	Exercise Price	Expiration date
2012 warrants	899,363	$ 1.72 - $ 2.25	April 19, 2017-November 30, 2017
2013 warrants	399,160	$ 2.00	January 16, 2018-September 17, 2018
	1,298,523

During the quarter ended March 31, 2017, 483,723 warrants to purchase company shares expired.

NOTE 5 – Related Party Transactions

Office Lease – A non-employee director of the Company is also the CEO of The Doctors Laboratory (“TDL”).  The Company leases its UK office space from TDL and has incurred expenses of approximately $33,000 and $37,000 plus VAT during the three months ended March 31, 2017 and 2016, respectively.

NOTE 6 – Loss Per Share

Basic loss per Ordinary Share is computed by dividing net loss available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted loss per common share is computed by dividing net loss available to ordinary shareholders by the sum of (1) the weighted-average number of Ordinary Shares outstanding during the period, (2) the dilutive effect of the assumed exercise of share options using the treasury stock method, and (3) the dilutive effect of other potentially dilutive securities.

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AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2017

(in U.S. Dollars)

NOTE 6 – Loss Per Share (cont.)

	Three Months Ended March 31,
Loss per share	2017	2016
Company posted	Net loss	Net loss
Basic weighted average shares outstanding	1,177,693,383	1,177,693,383
Dilutive effect of Ordinary Share equivalents	None	None
Dilutive weighted average shares outstanding	1,177,693,383	1,177,693,383
Loss per common share (basic and diluted)	$0.01	$0.00

For purposes of the diluted net loss per share calculation, share options and warrants are considered to be potentially dilutive securities and are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the periods presented due to the Company’s net loss position.

The following table shows the number of share equivalents that were excluded from the computation of diluted loss per share for the respective periods because the effect would have been anti-dilutive:

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Total share options	79,372,198	72,362,198
Total warrants-equity classified	1,298,523	1,782,246
Total warrants-liability classified	5,806,280	5,806,280
Total share options and warrants	86,477,001	79,950,724

NOTE 7 – Subsequent Events

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb,  and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer. The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based primarily on the Company’s press release issued on April 27, 2017 stating that investors should not rely on a research report about the Company prepared by a research company. The purported class covers the period from March 30, 2017 to May 11, 2017. The action seeks unspecified damages and costs and fees. The Company intends to vigorously defend itself against this lawsuit.  At this time, the Company is unable to estimate the ultimate outcome of this legal matter and its impact on the Company.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read this discussion together with the condensed consolidated financial statements, related notes and other financial information included elsewhere in this Report on Form 6-K. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016. These risks could cause our actual results to differ materially from any future performance suggested below.

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company” and similar designations refer to Akari Therapeutics, PLC and its subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases. Each of these systems has scientifically well-supported causative roles in the diseases being targeted by us. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

Ticks have undergone 300 million years of natural selection to produce inhibitors that bind tightly to key highly-conserved inflammatory mediators, are generally well tolerated in humans, and remain fully functional when a host is repeatedly exposed to the molecule. Our molecules are derived from these inhibitors.

Our lead product candidate, Coversin™, which is a second-generation complement inhibitor, acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently also inhibits LTB4 activity, both elements that are co-located as part of the immune/inflammatory response. Coversin is a recombinant small protein (16,740 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response.

Coversin has received orphan drug status from the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, for paroxysmal nocturnal haemoglobinuria, or PNH, and Guillain Barré Syndrome, or GBS. Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if regulatory approval of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and designation does not mean that marketing approval will be received. We intend to apply in the future for further orphan drug designation in indications we deem appropriate. We have also received fast track designation for the investigation of Coversin for treatment of PNH in patients who have polymorphisms conferring eculizumab resistance.

Our initial clinical targets for Coversin are PNH, atypical Hemolytic Uremic Syndrome, or aHUS, and GBS. We are also targeting patients with polymorphisms of the C5 molecule which interfere with correct binding of Soliris® (eculizumab), a first-generation C5 inhibitor currently approved for PNH and aHUS treatment, making these patients resistant to treatment with that drug. In addition to disease targets where complement dysregulation is the key driver, we are also targeting a range of inflammatory diseases where the inhibition of both C5 and LTB4 are implicated.

Other compounds in our pipeline include engineered versions of Coversin that potentially decrease the frequency of administration, improve potency, or allow for specific tissue targeting, as well as new proteins targeting LBT4 alone, as well as bioamine inhibitors (for example, anti-histamines). In general, these inhibitors act as ligand binding compounds, which may provide additional benefit versus other modes of inhibition. For example, off target effects are less likely with ligand capture. One example of this benefit is seen with LTB4 inhibition through ligand capture. LTB4 acts to amplify the inflammatory signal by bringing and activating white blood cells to the area of inflammation. Compounds that have targeted the production of leukotrienes will inhibit both the production of pro-inflammatory as well as anti-inflammatory leukotrienes—often diminishing the potential benefit of the drug on the inflammatory system. Coversin has demonstrated that, by capturing LTB4, it is limited to disrupting the white blood cell activation and attraction aspects, without interfering with the anti-inflammatory benefits of other leukotrienes.

Coversin is much smaller than typical antibodies currently used in therapeutic treatment. Coversin can be self-administered by subcutaneous injection, much like an insulin injection, which we believe will provide considerable benefits in terms of patient convenience. We believe that the subcutaneous formulation of Coversin may accelerate recruitment for our clinical trials, and, as an alternative to intravenous infusion, may accelerate patient uptake if Coversin is approved by regulatory authorities for commercial sale. Patient surveys contracted by us suggest that a majority of patients would prefer to self-inject daily than undergo intravenous infusions.

Information about the interim analysis of our ongoing Phase II PNH trial and other matters can be found in our Report on Form 6-K filed with the SEC on April 24, 2017.

As previously reported by us, on April 27, 2017, we issued a press release stating that Edison Investment Research Ltd. has withdrawn its report issued April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II”, or the “Edison Report”, because it contains material inaccuracies, including without limitation, with respect to our recently announced interim analysis of its ongoing Phase 2 PNH trial of Coversin. Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to our press release issued on April 24, 2017 that discusses the interim analysis of its ongoing Phase 2 PNH trial and other matters. Our Board of Directors has established an ad hoc special committee of the Board to review the involvement, if any, of our personnel with the Edison Report. While that review is pending, Dr. Gur Roshwalb, our Chief Executive Officer, has been placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman is temporarily assuming Dr. Roshwalb’s duties in his absence.

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb,  and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer.  The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based primarily on the Company’s above referenced press release issued on April 27, 2017.  The purported class covers the period from March 30, 2017 to May 11, 2017.  The action seeks unspecified damages and costs and fees.  The Company intends to vigorously defend itself against this lawsuit.   At this time, the Company is unable to estimate the ultimate outcome of this legal matter and its impact on the Company.

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Critical Accounting Policies and Use of Estimates

The preparation of the combined and consolidated financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires management to make estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We chose to “opt out” of the extended transition period related to the exemption from new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. This election is irrevocable. Additionally, we are continuing to evaluate the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act or until we are no longer an “emerging growth company,” whichever is earlier.

Share-Based Compensation and Fair Value of Ordinary Shares

We account for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts in our Consolidated Statements of Comprehensive Loss. We measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in our Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which we expect the awards to vest.

We estimate the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which we calculate based on the historical volatility of peer companies. We use a risk-free interest rate, based on U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given our limited history with share option grants and exercises, we use the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for our grants.

We classify our stock-based payments as either liability-classified awards or as equity-classified awards. We remeasure liability-classified awards to fair value at each balance sheet date until the award is settled. We measure equity-classified awards at their grant date fair value and do not subsequently remeasure them. We have classified our share-based payments which are settled in our Ordinary Shares as equity-classified awards and our share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. We charge (or credit) the change in the liability amount from one balance sheet date to another to changes in fair value of options and warrants liabilities.

Warrants and RPC Options

In connection with the issuance of certain warrants, we applied ASC 470-20, “Debt with Conversion and Other Options” (“ASC 470-20”). In accordance with ASC 470-20, we first allocated the proceeds received to the warrant, freestanding liability instrument that is measured at fair value at each reporting date, with changes in the fair values being recognized in our Consolidated Statement of Comprehensive Loss as changes in fair value of option/warrant liabilities. The fair value of the warrants granted was valued by using the Binomial method of valuation. The anti-dilution rights of the warrants were calculated by using the Binomial method of valuation put option using the same parameters as the warrants call option. The computation of expected volatility is based on realized historical share price volatility of our Ordinary Shares. The expected term is based on the contractual term. The risk free interest rate assumption is the implied yield currently available on U.S. Treasury yield zero-coupon issues with a remaining term equal to the expected life of the options. The dividend yield assumption is based on our historical experience and expectation of no future dividend payouts and may be subject to substantial change in the future. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future. At March 31, 2017, the fair value of the warrants was $0. The change in fair value of the warrants for the three months ended March 31, 2017, was a decrease of $34,838 and was recognized as a change in fair value of option and warrant liabilities in the Condensed Consolidated Statement of Comprehensive Loss. The warrants expired on April 4, 2017.

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In connection with a short-term working capital loan from shareholders of approximately $3 million, the shareholders were granted options in RPC, equivalent to 15% of the current outstanding equity issued by RPC. The RPC options were accounted for in accordance with ASC 718, “Compensation-Stock Compensation”. The fair value of the RPC options is estimated using the fair value of Akari Ordinary Shares times RPC’s ownership in Akari Ordinary Shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. The exact terms of these options have not been finalized. During the year ended December 31, 2015, we recorded a non-cash liability to options for $26 million, allocated $3 million as a loan discount, $23 million as a non-cash financing expense and recorded interest expense in the amount of $3 million in the statement of comprehensive loss as a credit to the loan discount. At December 31, 2016, the fair value of the options was $7,627,790. At March 31, 2017, the fair value of the options was $11,994,549. The change in fair value of the options in the three months ended March 31, 2017, was an increase of $4,366,579 and was recognized as a charge in changes in fair value of option and warrant liabilities in the Condensed Consolidated Statement of Comprehensive Loss.

At March 31, 2017, the fair value of the options and warrants was $11,994,549.

Functional Currency

The functional currency of Akari is U.S. dollars as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. Dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions and the remeasurement of intercompany balances are included in foreign currency exchange gains/(losses).

Results of Operations

For the Three Months Ended March 31, 2017 and March 31, 2016

Research and development expenses

Research and development expenses for the three months ended March 31, 2017 were approximately $6,003,000 compared to approximately $1,500,000 for the three months ended March 31, 2016. This $4,503,000 increase was due to higher expenses of approximately $3,070,000 for manufacturing, $660,000 for clinical trial expenses, $274,000 for personnel expenses, $190,000 for pre-clinical activities, $161,000 for consulting expense, $63,000 for toxicology studies, $32,000 for stock-based non-cash compensation expense and $23,000 for regulatory expenses.

We expect our research and development expenses to increase in the future as we conduct additional clinical trials to support the clinical development of Coversin, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the three months ended March 31, 2017 were approximately $2,280,000 compared to approximately $2,352,000 for the three months ended March 31, 2016. This $72,000 decrease was primarily due to lower expenses of approximately $173,000 for professional fees and $75,000 for insurance offset by higher expenses of $95,000 for personnel expenses and $75,000 for stock-based non-cash compensation expense.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees and increased rental expense.

Other Income (expenses)

Other expense for the three months ended March 31, 2017 were approximately $4,301,000 compared to other income of approximately $867,000 for the three months ended March 31, 2016. This change was primarily attributed to approximately $4,332,000 of expense in the first three months of 2017 compared to approximately $704,000 of in the same period in income in 2016 related in both instances to the change in the fair value of the stock option and warrant liabilities and approximately $7,000 of foreign exchange loss in the first three months of 2017 compared to approximately $154,000 of foreign exchange gains in the same period in 2016.

Liquidity and Capital Resources

At March 31, 2017, we had $34,941,021 in cash and cash equivalents and short-term investments. In addition, as of March 31, 2017, we had accumulated losses in the total amount of $87,522,122. Since inception, we have funded our operations primarily through the sale of equity securities and debt financing.

We have not yet generated any revenues and we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. We believe our current cash and cash equivalents and short-term investments are sufficient to fund future operations for at least the next twelve months.  This forecast of cash resources is forward-looking information that involves risks and uncertainties, and the actual amount of our expenses over the next twelve months could vary materially and adversely as a result of a number of factors, including the risks and uncertainties set forth in Item 3D under the heading “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2016.

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We are constantly addressing our liquidity and intend to seek additional fund raisings when necessary to implement our operating plan. Failure to do so may delay research and development activities. We cannot be certain that such funding will be available on acceptable terms or available at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. There can be no assurance that we will be successful in obtaining an adequate level of financing needed for our long-term research and development activities. If we are unable to raise sufficient capital resources, we will not be able to continue the development of all of our products or may be required to delay part of our development programs and significantly reduce our activities in order to maintain our operations. We will require additional capital in order to complete the clinical development of and to commercialize our product candidates and our pre-clinical product candidates.

Net cash used in operating activities was approximately $9,168,000 during the three months ended March 31, 2017 compared to approximately $7,441,000 during the three months ended March 31, 2016. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support Coversin, including manufacturing, clinical trial and preclinical activities.

Net cash used in investing activities was approximately $6,000 during the three months ended March 31, 2017 compared to approximately $42,000 during the three months ended March 31, 2016. This is cash used to purchase office equipment.

In the three months ended March 31, 2017 and 2016, we had no financing activity.

Research and Development Expenditures

Our research and development expenditures were approximately $6,003,000 and $1,500,000 for the three months ended March 31, 2017 and 2016, respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research activities.

We incurred the following research and development expenses for the three months ended March 31, 2017 and 2016:

	Three Months ended March 31,
	(in $000’s)
	2017	2016
Direct Expenses:
Coversin	$4,038	$675
Clinical trials	863	85
Other	396	370
Total direct expenses	$5,297	$1,130
Indirect Expenses:
Staffing	446	168
Other indirect	260	202
Total indirect expenses	$706	$370
Total Research and Development	$6,003	$1,500

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